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Ostara Center

Arts & Entertainment

207 Highland Avenue
Salem, MA 01970
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Data Room
Discussion
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Early Investor Bonus: The investment multiple is increased to 2× for the next $500,000 invested.
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THE PITCH
Ostara Center is seeking investment to complete build-out, and renovations and obtain all required equipment.
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OUR STORY

Ostara Center. is a unique concept to be introduced in the historic, music-loving city of Salem, Massachusetts. We will combine our passion for music and our commitment to all performing arts to create a venue that is home to all genres of music along with comedy shows and plays.

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BUSINESS MODEL

Our revenue model is driven by three primary streams of recurring revenue: Admissions, Food and Beverage Sales, and Venue Rentals.

Admissions & Ticketing: ~15% average commission on ticketed events, focusing on live music, comedy, and bespoke performing arts
Food & Beverage Sales: Integrated F&B program focused on high-quality new American fare at a competitive price-point.
Venue Rentals: Full event marketing strategy for private events, corporate functions, and more.
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TARGET MARKET: WHY SALEM

Salem draws more than one million visitors annually, generating more than $100 million in tourism spending. Thriving nightlife in Salem makes this city an ideal choice for entertainment, as it is often viewed as the "city outside of the city."

Many Salem or Boston venues do either music, entertainment, or food. Rarely do these venues have a multi-service offering.
Ostara combines the Best Qualities of an Entertainment Venue and a Family-Friendly Restaurant
Our leadership team brings nearly half a century of veteran industry experience to the table.
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THE TEAM
Stu Ginsburg
Co-owner, CEO.

Stuart M. Ginsburg has had an active presence in the music industry since 1990 as a prolific radio host/DJ and is responsible for the largest concerts in Salem from the past two decades. He has worked for a number of major record labels, as well as independent labels. From promoting concerts in stadiums to events in coffee shop café-sized spaces from across the East Coast, Stuart has been a consultant for music venues and festivals worldwide. Stuart also has worked with Platinum album-selling and Grammy award-winning bands and groups of all genres. Stuart also has owned music venues from across New England and has been a talent buyer for many other venues. By leveraging his extensive rolodex of music connections and entertainment group relationships, Stuart is ready to usher a new era for Salem and the greater North-Shore area.

Paul Calnan
Co-owner, General Manager.

Paul Calnan has been in playing bands, and involved in the music industry for 35+ years. He has experience in both local, and nationally touring bands, and also degrees in both music business, and the recording arts.

Paul also has years of experience in the hospitality industry in both mixology, and restaurant management. He is heavily active in marketing, brand building, and all forms of social media.

He brings with him a passion for success, and a work ethic, and people skills that are second to none.

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PRESS
Tourworthy Interview

Our interview with Tourworthy about the upcoming Ostara project.

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SOME OF OUR PAST BOOKINGS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Build out, and renovations. $273,000
Sound and lighting $100,000
Mainvest Compensation $27,000
Total $400,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,711,000	$3,556,750	$3,663,453	$3,773,357	$3,886,558
Cost of Goods Sold	$1,838,450	$1,719,330	$1,822,762	$1,912,396	$2,019,627
Gross Profit	$-127,450	$1,837,420	$1,840,691	$1,860,961	$1,866,931

EXPENSES

Operating Profit	$-127,450	$1,837,420	$1,840,691	$1,860,961	$1,866,931

This information is provided by Ostara Center. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
Investment Round Status
Target Raise $400,000
Maximum Raise $1,070,000
Amount Invested $0
Investors 0
Investment Round Ends December 30th, 2022
Summary of Terms
Legal Business Name Ostara Center LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus

Investment multiple for the first $500,000 invested

2×

Investment Multiple 1.75×

Business's Revenue Share 4.5%-12%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

No operating history

Ostara Center was established in [August, 2022]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Ostara Center to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Ostara Center operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Ostara Center competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Ostara Center's core business or the inability to compete successfully against the with other competitors could negatively affect Ostara Center's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Ostara Center's management or vote on and/or influence any managerial decisions regarding Ostara Center. Furthermore, if the founders or other key personnel of Ostara Center were to leave Ostara Center or become unable to work, Ostara Center (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Ostara Center and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Ostara Center is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Ostara Center might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Ostara Center is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Ostara Center

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Ostara Center's financial performance or ability to continue to operate. In the event Ostara Center ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Ostara Center nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Ostara Center will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Ostara Center is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Ostara Center will carry some insurance, Ostara Center may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Ostara Center could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Ostara Center's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Ostara Center's management will coincide: you both want Ostara Center to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Ostara Center to act conservative to make sure they are best equipped to repay the Note obligations, while Ostara Center might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Ostara Center needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Ostara Center or management), which is responsible for monitoring Ostara Center's compliance with the law. Ostara Center will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Ostara Center is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Ostara Center fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Ostara Center, and the revenue of Ostara Center can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Ostara Center to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ostara Center. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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